

12062830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-41760

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/2011 (MM/DD/YY) AND ENDING 08/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WESTHOFF, CONE & HOLMSTEDT**

OFFICIAL USE ONLY
25502
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 YGNACIO VALLEY ROAD, SUITE 380
(No. and Street)

WALNUT CREEK (City) CA (State) 94596 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK HOLMSTEDT (925) 472-8740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROPPER ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

2977 YGNACIO VALLEY ROAD, #460 (Address) **WALNUT CREEK** (City) **CA** (State) **94598** (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 3 1 2012
14 REGISTRATIONS BRANCH

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, MARK A. HOLMSTEDT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTHOFF, CONE & HOLMSTEDT, A CALIFORNIA CORPORATION, as of AUGUST 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS



Signature

Treasurer

Title

Notary Public see all attached

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss)
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (SEE SEPARATE REPORT)
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLS FARGO

Jurat Certificate California only

State of California

County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 30th

day of October, 2012 by Mark Holmstedt,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Place Seal Here

Signature N Kurtz


N. KURTZ
Commission # 1879185
Notary Public - California
Contra Costa County
My Comm. Expires Mar 2, 2014
NNA1
NNA1

OATH OR AFFIRMATION

I, MARK A. HOLMSTEDT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTHOFF, CONE & HOLMSTEDT, A CALIFORNIA CORPORATION, as of AUGUST 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS



Signature

TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss)
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (SEE SEPARATE REPORT)
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO THE COMMISSIONER OF CORPORATION OF
THE STATE OF CALIFORNIA
AND
FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) and 350.535(b) – CALIFORNIA
AND
SEA RULE 17A-5 - FINRA

(Executed Within the State of California)

I, Mark A. Holmstedt, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedules and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the license nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 30TH day of October, 2012
at Walnut Creek, California.



Mark A. Holmstedt
Treasurer
Westhoff, Cone & Holmstedt

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)

Financial Statements and Supplementary Information
Year Ended August 31, 2012

TABLE OF CONTENTS


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Westhoff, Cone & Holmstedt
Walnut Creek, California

We have audited the accompanying statement of financial condition of Westhoff, Cone & Holmstedt as of August 31, 2012 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westhoff, Cone & Holmstedt as of August 31, 2012 and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, CA
October 26, 2012


professional. personalized. service.

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)

Statement of Financial Condition
August 31, 2012

ASSETS

ASSETS:		
Cash and cash equivalents	$	290,464
Deposit with clearing broker-dealer		128,721
Remarketing fees receivable		174,794
Prepaid income taxes		3,800
Prepaid expenses and deposits		5,154
Furniture and equipment, net of accumulated depreciation of $7,340		9,486
TOTAL ASSETS	$	612,419

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued liabilities	$	391,293
Deferred income tax liability		3,279
Total liabilities		394,572
SHAREHOLDERS' EQUITY:		
Common stock - no par value; authorized 100,000 shares; issued and outstanding, 27,735 shares		27,735
Retained earnings		190,112
Total shareholders' equity		217,847
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	612,419

The accompanying notes are an integral part of these financial statements.

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Statement of Operations
Year Ended August 31, 2012

REVENUES:	
Underwriting	$1,209,384
Remarketing fees	1,163,037
Commissions	37,931
Interest	220
Other	282,272
Total revenues	2,692,844
OPERATING EXPENSES:	
Compensation and benefits	1,888,542
Commissions paid to other broker-dealers	445,134
Communications	27,391
Occupancy	96,114
Promotional	122,777
Regulatory fees	13,009
Professional services and other	62,929
Deal expenses	26,186
Total operating expenses	2,682,082
INCOME BEFORE INCOME TAXES	10,762
INCOME TAX EXPENSE:	
State	2,200
Federal	3,400
Total income tax expense	5,600
NET INCOME	$ 5,162

The accompanying notes are an integral part of these financial statements.

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Statement of Changes in Stockholders' Equity
Year Ended August 31, 2012

	Common Stock		Retained	
	# Shares	Amount	Earnings	Total
BALANCES, BEGINNING OF YEAR	27,735	$ 27,735	$ 184,950	$ 212,685
NET INCOME	-	-	5,162	$ 5,162
BALANCES, END OF YEAR	27,735	$ 27,735	$ 190,112	$ 217,847

The accompanying notes are an integral part of these financial statements.

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Statement of Cash Flows
Year Ended August 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	5,162
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation		2,709
Changes in operating accounts:		
Receivable from broker-dealer		8,954
Remarketing fees receivable		46,355
Other receivables		37
Accounts payable and accrued liabilities		22,402
Income taxes payable (prepaid)		(3,008)
Deferred income tax liability		379
Net cash used in operating activities		82,990
CASH FLOWS FROM INVESTING ACTIVITIES -		
Purchases of furniture and equipment		-
NET DECREASE IN CASH AND CASH EQUIVALENTS		82,990
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		207,474
CASH AND CASH EQUIVALENTS, END OF YEAR	$	290,464
SUPPLEMENTARY CASH FLOW INFORMATION:		
Income taxes paid	$	8,229

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

The Company
Westhoff, Cone & Holmstedt (the "Company") was incorporated October 2, 1989 and began business as a broker-dealer in November 1989. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. It transacts trades in stocks and bonds through brokers on a "fully-disclosed" basis and is a member of Financial Industry Regulatory Authority (FINRA).

The Company's primary business is to underwrite municipal securities.

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Furniture and Equipment
Furniture and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the assets.

Securities Transactions
Transactions are recorded on the accrual basis of accounting (i.e. trade date basis).

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Income Taxes
The Company provides taxes on those due currently and those deferred to future periods as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The deferred income tax liability of $3,279 is due to differences in the timing of deducting depreciation expense and other prepaid expenses.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Notes to Financial Statements
Year Ended August 31, 2012

2. Income Taxes

The following is a summary of the income taxes for the year ended August 31, 2012:

	Year Ended August 31, 2012		Combined	
	State	Federal	Prepaid Taxes	Current Tax Provision
Net income before taxes	$ 10,762	$ 10,762		
Adjustments:				
Non-deductible expenses	14,121	14,121		
California tax paid	-	(2,200)		
Taxable income	24,883	22,683		
Tax thereon (rounded)	2,200	3,402		
To round provision	-	(2)		
Income tax provision	2,200	3.400		$ 5,600
Less: payments applied	(3,200)	(6,200)		
Prepaid income taxes at year end	$ 1000	$ 2,800	$ 3,800	

In addition, a deferred tax liability of $3,279 has been accrued on differences in the timing of deductions (primarily depreciation).

3. Net Capital Requirements

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was 1.96 to 1 at August 31, 2012. Aggregate indebtedness and net capital change from day to day. However, the ratio is not to exceed 15 to 1.

As of August 31, 2012, the Company had net capital as defined of $199,407, which is compared to the minimum requirement of $100,000.

4. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places securities transactions on a "fully-disclosed" basis with clearing broker-dealers and carries no margin accounts, promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

5. Lease Commitments

The Company entered in a lease agreement to rent its office space for a term of five years commencing November 2008. The following is the remaining commitment of minimum rents by fiscal year ending in October 2014:

Fiscal Year August 31	Minimum Obligation	No. of Months
2013	66,385	12
2014	11,110	2

6. Concentration of Credit Risk

As of August 31, 2012, the Company has $290,464 deposited in a money market account with Wells Fargo Bank. This amount is protected by deposit insurance through the Federal Deposit Insurance Corporation.

In accordance with Statement of Financial Accounting Standards No. 157 by the Financial Accounting Standards Board (FASB), fair values of cash investments and deposits are entirely categorized as level 1 (quoted prices in active markets).

7. Pension Plan

In 2002, the Company established a defined contribution pension and profit sharing and salary deferral plan. The Company may make a discretionary contribution to the plan. Eligible employees of the Company may also elect to participate in a salary tax deferral plan. For the year ended August 31, 2012, the Company contributed $18,960 to the profit-sharing plan.

8. Subsequent Events

Management has evaluated subsequent events through October 26, 2012, the date on which the financial statements were available to be issued.

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)

Schedule 1 - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
August 31, 2012

Shareholders' equity	$ 217,847	
Non-allowable assets and charges against net capital:		
Prepaid income taxes	3,800	
Deposits	5,154	
Furniture and equipment	9,486	
	18,440	
Net capital, as defined	199,407	(A)
Minimum requirement of net capital	100,000	
Excess of net capital over requirement	$ 99,407	
Aggregate indebtedness:		
Total liabilities (net of deferred tax liability of $3,279, which is offset by prepaid taxes)	$ 391,293	(B)
Ratio of aggregate indebtedness to net capital (B/A)	1.96 to 1	

Reconciliation of computation of net capital from FOCUS Part II (A) as submitted by Company to audited amounts.

	Net Capital	Aggregate Indebtedness	Ratio
Amounts originally submitted by Company	$ 202,686	$ 391,293	1.93 to 1
Increase in prepaid income taxes	(3,279)	-	
Net capital, as adjusted	$ 199,407	$ 391,293	1.96 to 1

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Board of Directors of
Westhoff, Cone & Holmstedt
Walnut Creek, California

In planning and performing our audit of the financial statements and supplementary schedule of Westhoff, Cone & Holmstedt (the Company), for the year ended August 31, 2012, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant* deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2012 to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission the Financial Regulatory Authority (FINRA), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
October 26, 2012



office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Westhoff, Cone & Holmstedt
Walnut Creek, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended August 31, 2012, which were agreed to by Westhoff, Cone & Holmstedt (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., (FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management of Westhoff, Cone & Holmstedt is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended August 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended August 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, CA
October 26, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended August 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-041760 FINRA AUG 11/9/1989
WESTHOFF CONE & HOLMSTEDT
500 YGNACIO VALLEY RD STE 380
WALNUT CREEK, CA 94596-5041

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stephen Kinkade 415-225-0488

2. A. General Assessment (item 2e from page 2) $ 5,553

B. Less payment made with SIPC-6 filed (exclude interest) (2,717)

3/21/12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,836

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,836

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2836

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Westhoff Cone & Holmstedt
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial Principal
(Title)

Dated the 15th day of October, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 9/1, 2011
and ending 8/31, 2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 2692,844

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 445,134

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — 26,474

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 471,608

2d. SIPC Net Operating Revenues — $ 2221,236

2e. General Assessment @ .0025 — $ 5,553

(to page 1, line 2.A.)


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

WESTHOFF, CONE & HOLMSTEDT

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED AUGUST 31, 2012

(WITH AUDITORS' REPORT THEREON)

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